Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name & Address of Company

EMX ROYALTY CORPORATION (“EMX” or the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia
V6C 1X8

Item 2.	Date of Material Change

October 11, 2018

Item 3.	News Release

A news release dated October 11, 2018 was disseminated through the facilities of Newsfile Corp. and filed under the Company’s profile on SEDAR.

Item 4.	Summary of Material Change

The Company announced it received notification from IG Copper LLC (“IGC”) that the sale of the Malmyzh copper-gold porphyry project (“Malmyzh” or the "Project") to Russian Copper Company (“RCC”) for US $200 million has closed. Of this amount, US $190 million was released from escrow, with the remaining US $10 million to be held in escrow and released subject to certain conditions over the next 12 months.

The initial cash distribution to EMX by IGC will be US $65 million, which is expected to be completed in the next few weeks. A second cash distribution to EMX (up to US $4 million) will be completed upon the remaining funds being released from escrow.

Item 5.	Full Description of Material Change

Item 5.1 Full Description of Material Change

See attached news release dated October 11, 2018.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Christina Cepeliauskas, CFO
Phone: 604-688-6390
Email: christina@seabordservices.com

Item 9.	Date of Report:

October 18, 2018

NEWS RELEASE

EMX Royalty Announces IG Copper's Closing of the Sale of the Malmyzh Copper-Gold Porphyry Project

Vancouver, British Columbia, October 11, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce that IG Copper LLC (“IGC”) has notified EMX that the sale of the Malmyzh copper-gold porphyry project (“Malmyzh” or the "Project") to Russian Copper Company (“RCC”) for US $200 million has closed. Of this amount, US $190 million was released from escrow, with the remaining US $10 million to be held in escrow and released subject to certain conditions over the next 12 months.

The initial cash distribution to EMX by IGC will be US $65 million, which is expected to be completed in the next few weeks. A second cash distribution to EMX (up to US $4 million) will be completed upon the remaining funds being released from escrow.

EMX congratulates IGC on its outstanding accomplishments, including the early-stage exploration work leading to the Malmyzh district-scale discovery, the completion of demanding work programs that advanced the Project according to the requirements of the Russian Federation, and the execution of the process that culminated in the sale of Malmyzh to RCC. EMX also expresses genuine appreciation to the Ministry of Natural Resources, Rosnedra, Dalnedra, and the governments of Khabarovsk Krai and the Russian Federation for the strong support given to IGC over the past several years.

In support of the sale of Malmyzh, EMX borrowed US $18.5 million from Sprott Private Resource Lending (Collector), LP (“Sprott Loan”) and then loaned the US $18.5 million to IGC (“EMX Loan”). Both the Sprott Loan and the EMX Loan have been re-paid.

In connection with the Sprott Loan, EMX issued 381,321 common shares and paid cash fees of US $550,000 and US $185,000 in interest to Sprott. In connection with the EMX Loan, IGC issued EMX 37,000 units in IGC, reimbursed EMX for fees, interest payments and costs incurred under the Sprott Loan, and paid EMX a fee of US $550,000 (this amount is included in the initial cash distribution noted above).

Scotiabank Europe plc (“Scotiabank”), the U.K. subsidiary of The Bank of Nova Scotia, was the advisor to IGC regarding the transaction, and the London office of Norton Rose Fulbright LLP acted as legal advisers to IGC.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

EMX’s strategic investment in IGC resulted from the Company’s recognition of Malmyzh as an early-stage opportunity with excellent discovery potential in 2011. The closing of the Malmyzh sale is a milestone event for EMX.

Please see www.EMXroyalty.com for more information.

About IGC. IGC, a privately held company, is led by President and CEO Thomas E. Bowens, and includes key personnel with a track record of exploration discovery and project development in the Russian Far East.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward–LookingStatements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six month period that ended on June 30, 2018 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXRoyalty.com